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                             June 16, 2020

       Fredi Nisan
       Chief Executive Officer
       GreenBox POS
       8880 Rio San Diego Drive, Suite 102
       San Diego, California 92108

                                                        Re: GreenBox POS
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed May 15, 2020
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2010
                                                            Filed May 28, 2020
                                                            File No. 1-34294

       Dear Mr. Nisan:

              We have reviewed your May 29, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 7, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 7 - Management's discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 13

   1. Please revise to describe any unusual or infrequent events or transactions or any significant economic
changes that materially affected the amount of reported income or loss from continuing
operations and, in each case, indicate the extent to which income or loss was so affected.
In addition, please describe any other significant components of revenues or expenses
that in your judgment, should be described in order to understand your results of
operations. Please also describe any known trends or uncertainties that have had or that you
reasonably expect will have a material favorable or unfavorable
 Fredi Nisan
FirstName POS
GreenBox LastNameFredi Nisan
Comapany NameGreenBox POS
June 16, 2020
Page 2
June 16, 2020 Page 2
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         impact on net sales or revenues or income or loss from continuing operations. If you know of events that will cause a material change in the relationship between costs and revenues (such as known future increases in costs of labor or materials or price increases), disclose the change in the relationship. Finally, to the extent that the financial statements disclose material increases in revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.
         Your discussion and analysis of results of operations should be presented through the eyes of management, describe the factors causing material changes in revenues and expenses and provide such other information that you believe is necessary to an understanding of your results of operations.

Liquidity and Capital Resources, page 14

2. Please revise to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. When a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. Also, please identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. In addition, please describe material commitments for capital expenditures as of the end of the latest year, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.
         Finally, describe any known material trends, favorable or unfavorable, in your capital resources and indicate any expected material changes in the mix and relative cost of such resources.
Consolidated Statements of Operations, page F-3

3. Please separately disclose net revenues from the sale of tangible products and revenues from services. Please refer to Rule 5-03.1 of Regulation S-X.
4. Please separately disclose cost of tangible products sold and costs of services as required by Rule 5-03.2 of Regulation S-X. In addition, please disclose the nature of the specific cost items classified as cost of revenues in the notes to the financial statements.
Notes to Consolidated Financial Statements
1. Description of Business and Basis of Presentation
Restatement, page F-7

5. We reviewed your response to comment 4. Since you did not provide the disclosures required by ASC 250-10-50-7 in your financial statements included in the Amended Form
         10-K for the year ended December 31, 2018 and labeled the 2018 balance sheet included in the 2019 Form 10-K as "Restated," please revise to provide the required disclosures.
 Fredi Nisan
FirstName POS
GreenBox LastNameFredi Nisan
Comapany NameGreenBox POS
June 16, 2020
June 16, 2020 Page 3
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         Please refer to ASC 250-10-50-7.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

6. We reviewed the revisions to your disclosure in response to comment 3. Please revise to disaggregate revenues recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. Please refer to ASC 606-10-50-5. Accounts Receivable and Allowance for Doubtful Accounts, page F-10

7. Please explain to us the factors accounting for the significant allowance for bad debts at
         December 31, 2019. If the significant allowance is attributable to your decision to absorb all chargebacks, please disclose that fact and the primary reasons for the chargebacks.
Accounts Receivable from Fines and Fees from Merchants, page F-10

8. You disclose that fines and penalties charged to merchants is a normal course of business.
         As such, please tell us your basis for classifying merchant fines and penalty income as other (income) expense.
4. Settlement Processing, page F-14

9. Please explain to us what the allowance for uncollectable - hold and fees represents and why the allowance differs from the amounts disclosed in the consolidated balance sheets.
5. Cash Due from Gateways, page F-15

10. The allowance for uncollectable - hold and fees is less that the amount of the allowance disclosed in note 4 and the difference appears to represent the amount of restricted cash at the end of the year. Please revise so the tabular presentation at December 31, 2019 is comparable to the presentation at December 31, 2018.
10. Derivative Liability, page F-19

11. Please disclose the inputs used to arrive at the fair value of the embedded conversion option and the warrants, including judgments and assumptions made as required by ASC
         820-10-50-1Ca. In addition, please include a reconciliation from the opening balances to the closing balances, disclosing separately changes during the periods attributable to
         (1) total gains or losses for the periods recognized in earnings, and the line item(s) in the statement of operations in which those gains or losses are recognized and (2) issues and settlements. Please refer to ASC 820-10-50-1Ec1.
Note 14. Exclusive Licensing Agreement - MTrac, page F-24

12.      We read your response to prior comment 10 and note that you earned
$360,000 in
 Fredi Nisan
GreenBox POS
June 16, 2020
Page 4
         Licensing Revenue in 2018. Please reconcile this amount to the $450,000 presented in the
         Statements of Consolidated Operations in the 2018 10-K/A filed February 7, 2020. In addition, please explain how you accounted for the $90,000 payment that was subject to reimbursement.
15. Commitments and Contingencies
Operating Leases, page F-26

13.      Please tell us your consideration of the disclosures in ASC
842-20-50-8 and 9.
Form 10-Q for the Quarterly Period Ended March 31, 2010

Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Recently Issued Accounting Updates, page 12

14. It appears that you should have adopted ASU 2018-03 and ASU 2018-15 as of January 1,
         2020. Please advise.
General

15. Please address the above comments on Form 10-K to the extent applicable.
        You may contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at (202) 551-
3344 if you have any questions.



FirstName LastNameFredi Nisan                                 Sincerely,
Comapany NameGreenBox POS
                                                              Division of
Corporation Finance
June 16, 2020 Page 4                                          Office of Trade &
Services
FirstName LastName